TSX, NYSE: AKG

ASANKO INITIATES NEAR-MINE EXPLORATION PROGRAM

Highlights:

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Numerous high priority targets identified on current tenement package following completion of prospectivity mapping exercise in late 2014

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Recent acquisition of contiguous tenements from Midlands Mineral Corporation expected to provide additional targets

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Initiation of near-mine exploration program, initially focused on airborne geophysical surveys and structural modelling

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Significant opportunity to rapidly grow the existing mineral resource inventory, including oxide resources, with minimal upfront spending

Vancouver, British Columbia, March 25, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the commencement of a near mine exploration program focused on high priority targets that have the potential to add oxide resources to the Asanko Gold Mine using systematic and low-cost exploration methods. This follows positive results from an extensive regional prospectivity mapping exercise undertaken in 2014 by external consultants.

The Asankrangwa Gold Belt and wider Kumasi Basin in Ghana are well endowed and contain a number of large economic gold systems such as Nkran, Esaase and Edikan. Significant potential exists for Asanko to generate further value on its ground holdings as demonstrated with the recent discovery of the Dynamite Hill deposit.

The study concluded that only 7% of Asanko’s highly prospective concession area had been historically explored effectively. The study has provided a better understanding of the controls on the location of gold deposit formation and the expression of these controls in exploration data and a significant number of new exploration targets have been generated. The identified targets provide a clear opportunity for the exploration team and offer the potential for rapid delineation of new deposits and resource areas.

Peter Breese, President and CEO, commented: “The results of this extensive prospectivity mapping program are extremely encouraging and highlight the potential of the Asanko concession area to host further gold deposits that can be efficiently brought to account. Our expectation is that a significant portion of these additional discoveries may be oxide resources which will provide opportunities to optimize the throughput of the three million tonnes per annum Carbon-in-Leach processing plant, currently being built as part of Phase 1.”

Acquisition of Tenements from Midlands Mineral Corporation

In February 2015, the Company acquired various concessions from Midlands Mineral Corporation (“Midlands”) (TSX-V: MEX) for a cash consideration of US$250,000. These concessions (refer to Figure 1 at the end of this release) are contiguous with Asanko’s current mineral tenements and importantly extend the strike distance of a number of targets on Asanko’s ground. The exploration data acquired with Midlands is being integrated with Asanko’s exploration database, and near mine targets are in the process of being prioritized and validated.

2015 Exploration Programme

The 2015 exploration programme has been designed to provide a cost effective validation of the prospectivity targets, as well as establish a level of parity to the data coverage. To this end, an airborne geophysical survey is planned during Q2 2015, and will infill areas not flown already, and importantly lay the foundation for contiguous geological and structural modelling of targets. Near surface oxide targets are being prioritized for investigation during the 2015 programme, and will be ear-marked for initial drill testing during 2016.  It is anticipated that the integration of the airborne geophysical survey results and current structural modelling will yield further near mine targets. The budget for the 2015 program is approximately US$2 million.

Prospectivity Mapping Program

In September 2014 Asanko engaged Corporate Geoscience Group (“CGSG”), a respected consulting company based in Australia, to undertake a detailed geological framework, prospectivity and targeting study of its concession packages in the Asankrangwa Gold Belt, Kumasi Basin and the broader region. The objective of this study was for CGSG to deliver new knowledge, new concepts and new targets for resource expansion and acquisition that would enable Asanko to rapidly grow the resource inventory of the Asanko Gold Mine. The process followed by CGSG included:

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Re-processing and filtering all geophysical datasets available covering the AKG concession package;

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Applying Algorithm-driven structure detection to magnetic, EM and SRTM grids delivered new, detailed structural information promoting better geological understanding; and

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Utilising data driven Weights of Evidence (WoE) and knowledge driven Fuzzy Inference System (FIS) prospectivity analyses to generate a significant number of new exploration targets.

The outcomes of their study include:

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Identifying 13 high priority exploration targets within Asanko’s existing tenement package;

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The development of a new, more detailed geological framework, mineral systems model and exploration guide for gold systems in the Asankrangwa Gold Belt and Kumasi Basin; and

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The provision of a detailed set of recommendations providing a framework for the development of future brownfields and greenfields exploration programmes.

Qualified Person Statement

Benjamin Gelber P.Geo. Exploration Manager for Asanko, a qualified person with respect to NI 43-101, has reviewed and approved the content of this news release.

Figure 1: Asanko Gold Mine Concession Map

2°10'0"W
2°0'0"W
6°40'0"N
6°30'0"N
6°20'0"N
6°10'0"N
N
Tano Ofin Forest Reserve
Ofin Shelterbelt Forest Reserve
Sky Gold Area "A"
Sky Gold Area "B"
Nyinahin
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Esaase Zone D
Esaase Zone B
Esaase Zone E
Esaase
Sky Gold Area "D"
Mepom
Jeni River
Dawohodo
Bilpraw
Sky Gold Area "C"
Gyeni River Forest Reserve
Asenanyo River Forest Reserve
Abore
Asuadai
Mmooho
Besease
Adubea
Dynamite Hill
Midlands Kaniago
Adubiaso
Abirem
Kaniago
Gyagyatreso
Nkran
Apamprama Forest Reserve
Datano
Anwhiaso East Forest Reserve
Afiefiso
New Obuase
Anwhiaso South Forest Reserve
Oda River Forest Reserve
Legend
Prospectivity (Mineral Potential) Targets
Deposits
NE-SW Faults (D2)
Midlands Minerals Concessions
Design Pit
Asanko Gold Concessions
0
5
10
Kilometers
© OpenStreetMap (and) contributors, CC-BY-SA

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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